Exhibit 99.1

Tuniu Announces Unaudited Third Quarter 2025 Financial Results

NANJING, China, December 5, 2025 - Tuniu Corporation (NASDAQ: TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the third quarter ended September 30, 2025.

"In the third quarter, our business maintained steady growth momentum," said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. “Revenues from Tuniu’s core packaged tour products increased by 12.4% year-over-year. At the same time, we continued to deliver quarterly profitability on both a GAAP and non-GAAP basis. During the peak season, in response to customers’ evolving needs, we leveraged our core capabilities and worked closely with our partners to better tailor our products, services and channels, further improving customer satisfaction. Looking forward, we will further apply technologies such as AI applications across more scenarios to further enhance Tuniu’s operational efficiency and customer experience. Our ongoing commitment to product and technology innovation will continue to drive high-quality development and fuel the company’s long-term growth.”

Third Quarter 2025 Results

Net revenues were RMB202.1 million (US$28.4 million1) in the third quarter of 2025, representing a year-over-year increase of 8.6% from the corresponding period in 2024.

•	Revenues from packaged tours were RMB179.0 million (US$25.1 million) in the third quarter of 2025, representing a year-over-year increase of 12.4% from the corresponding period in 2024. The increase was primarily due to the growth of organized tours and self-guided tours.

•	Other revenues were RMB23.0 million (US$3.2 million) in the third quarter of 2025, representing a year-over-year decrease of 13.7% from the corresponding period in 2024. The decrease was primarily due to the decrease in the commission fees received from other travel-related products.

Cost of revenues was RMB92.5 million (US$13.0 million) in the third quarter of 2025, representing a year-over-year increase of 44.0% from the corresponding period in 2024. As a percentage of net revenues, cost of revenues was 45.8% in the third quarter of 2025, compared to 34.5% in the corresponding period in 2024.

Gross profit was RMB109.6 million (US$15.4 million) in the third quarter of 2025, representing a year-over-year decrease of 10.0% from the corresponding period in 2024.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB7.1190 on September 30, 2025 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

Operating expenses were RMB95.8 million (US$13.5 million) in the third quarter of 2025, representing a year-over-year increase of 3.4% from the corresponding period in 2024.

•	Research and product development expenses were RMB15.7 million (US$2.2 million) in the third quarter of 2025, representing a year-over-year increase of 15.4%. The increase was primarily due to the increase in research and product development personnel related expenses. Research and product development expenses as a percentage of net revenues were 7.8% in the third quarter of 2025.

•	Sales and marketing expenses were RMB61.5 million (US$8.6 million) in the third quarter of 2025, representing a year-over-year increase of 1.6%. The increase was primarily due to the increase in sales and marketing personnel related expenses. Sales and marketing expenses as a percentage of net revenues were 30.5% in the third quarter of 2025.

•	General and administrative expenses were RMB18.5 million (US$2.6 million) in the third quarter of 2025, which were almost in line with general and administrative expenses in the third quarter of 2024. General and administrative expenses as a percentage of net revenues were 9.2% in the third quarter of 2025.

Income from operations was RMB13.8 million (US$1.9 million) in the third quarter of 2025, compared to an income from operations of RMB29.2 million in the third quarter of 2024. Non-GAAP2 income from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB15.8 million (US$2.2 million) in the third quarter of 2025.

Net income was RMB19.4 million (US$2.7 million) in the third quarter of 2025, compared to a net income of RMB43.9 million in the third quarter of 2024. Non-GAAP net income, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB21.4 million (US$3.0 million) in the third quarter of 2025.

Net income attributable to ordinary shareholders of Tuniu Corporation was RMB19.8 million (US$2.8 million) in the third quarter of 2025, compared to a net income attributable to ordinary shareholders of Tuniu Corporation of RMB44.4 million in the third quarter of 2024. Non-GAAP net income attributable to ordinary shareholders of Tuniu Corporation, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB21.8 million (US$3.1 million) in the third quarter of 2025.

As of September 30, 2025, the Company had cash and cash equivalents, restricted cash, short-term investments and long-term deposits of RMB1.1 billion (US$155.6 million).

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Business Outlook

For the fourth quarter of 2025, Tuniu expects to generate RMB111.0 million to RMB116.1 million of net revenues, which represents an 8% to 13% increase year-over-year compared with net revenues in the corresponding period in 2024. This forecast reflects Tuniu's current and preliminary view on the industry and its operations, which is subject to change.

Share Repurchase Update

In March 2024, the Company's Board of Directors authorized a share repurchase program (the “2024 Share Repurchase Program”) under which the Company may repurchase up to US$10 million worth of its ordinary shares or American depositary shares (“ADS”) representing ordinary shares. By August 2025, the Company had repurchased an aggregate of approximately 10.7 million ADSs for US$10 million from the open market under the 2024 Share Repurchase Program, and accordingly, the 2024 Share Repurchase Program was terminated.

In August 2025, the Company's Board of Directors authorized a new share repurchase program (the “2025 Share Repurchase Program”) under which the Company may repurchase up to US$10 million worth of its ordinary shares or ADS representing ordinary shares, effective immediately upon the termination of the 2024 Share Repurchase Program. As of November 30, 2025, the Company had repurchased an aggregate of approximately 3.0 million ADSs for approximately US$2.6 million from the open market under the 2025 Share Repurchase Program.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on December 5, 2025, (9:00 pm, Beijing/Hong Kong Time, on December 5, 2025) to discuss the third quarter 2025 financial results.

To participate in the conference call, please dial the following numbers:

United States	1-888-346-8982
Hong Kong	852-301-84992
Mainland China	4001-201203
International	1-412-902-4272

Conference ID: Tuniu 3Q 2025 Earnings Conference Call

A telephone replay will be available one hour after the end of the conference call through December 12, 2025. The dial-in details are as follows:

United States	1-855-669-9658
International	1-412-317-0088

Replay Access Code: 2651018

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers integrated travel service with a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; Tuniu’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; government policies and regulations relating to Tuniu’s structure, business and industry; the impact of health epidemics on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to income from operations, net income, net income attributable to ordinary shareholders of Tuniu Corporation, which excludes share-based compensation expenses and amortization of acquired intangible assets. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Tuniu encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	465,004	229,141	32,187
Restricted cash	26,061	10,508	1,476
Short-term investments	432,823	724,937	101,831
Accounts receivable, net	43,313	86,023	12,084
Amounts due from related parties	752	1,045	147
Prepayments and other current assets	235,443	251,104	35,272
Total current assets	1,203,396	1,302,758	182,997

Non-current assets
Long-term investments	534,041	330,784	46,465
Property and equipment, net	32,849	19,705	2,768
Intangible assets, net	22,210	20,482	2,877
Land use right, net	88,467	-	-
Operating lease right-of-use assets, net	9,266	7,559	1,062
Other non-current assets	19,208	20,734	2,913
Total non-current assets	706,041	399,264	56,085
Total assets	1,909,437	1,702,022	239,082

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	36	36	5
Accounts and notes payable	290,112	327,405	45,990
Amounts due to related parties	3,121	7,021	986
Salary and welfare payable	23,148	23,035	3,236
Taxes payable	5,060	1,716	241
Advances from customers	247,151	93,847	13,183
Operating lease liabilities, current	2,994	3,294	463
Accrued expenses and other current liabilities	322,034	266,936	37,496
Total current liabilities	893,656	723,290	101,600

Non-current liabilities
Operating lease liabilities, non-current	1,680	1,198	168
Deferred tax liabilities	5,151	4,677	657
Total non-current liabilities	6,831	5,875	825
Total liabilities	900,487	729,165	102,425

Equity
Ordinary shares	249	249	35
Less: Treasury stock	(329,668)	(364,956)	(51,265)
Additional paid-in capital	9,146,928	9,120,883	1,281,203
Accumulated other comprehensive income	313,460	309,660	43,498
Accumulated deficit	(8,050,378)	(8,020,799)	(1,126,675)
Total Tuniu Corporation shareholders’ equity	1,080,591	1,045,037	146,796
Noncontrolling interests	(71,641)	(72,180)	(10,139)
Total equity	1,008,950	972,857	136,657
Total liabilities and equity	1,909,437	1,702,022	239,082

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2024	June 30, 2025	September 30, 2025	September 30, 2025
	RMB	RMB	RMB	US$
Revenues
Packaged tours	159,289	113,404	179,018	25,147
Others	26,706	21,450	23,042	3,237
Net revenues	185,995	134,854	202,060	28,384
Cost of revenues	(64,212)	(48,865)	(92,455)	(12,987)
Gross profit	121,783	85,989	109,605	15,397

Operating expenses
Research and product development	(13,640)	(16,403)	(15,734)	(2,210)
Sales and marketing	(60,578)	(45,019)	(61,533)	(8,643)
General and administrative	(18,600)	(17,760)	(18,497)	(2,598)
Other operating income/(loss)	202	312	(2)	-
Total operating expenses	(92,616)	(78,870)	(95,766)	(13,451)
Income from operations	29,167	7,119	13,839	1,946
Other income/(expenses)
Interest and investment income, net	7,213	7,279	8,912	1,252
Interest expense	(865)	(583)	(576)	(81)
Foreign exchange gains/(losses), net	1,115	(804)	(858)	(121)
Other income/(loss), net	6,931	(55)	(480)	(67)
Income before income tax expense	43,561	12,956	20,837	2,929
Income tax expense	(159)	(274)	(625)	(88)
Equity in income/(loss) of affiliates	464	1,423	(844)	(119)
Net income	43,866	14,105	19,368	2,722
Net loss attributable to noncontrolling interests	(582)	(421)	(383)	(54)
Net income attributable to ordinary shareholders of Tuniu Corporation	44,448	14,526	19,751	2,776

Net income	43,866	14,105	19,368	2,722
Other comprehensive income:
Foreign currency translation adjustment, net of nil tax	(6,859)	(1,625)	(1,314)	(185)
Comprehensive income	37,007	12,480	18,054	2,537

Net income per ordinary share attributable to ordinary shareholders - basic and diluted	0.12	0.04	0.06	0.01
Net income per ADS - basic and diluted*	0.36	0.12	0.18	0.03

Weighted average number of ordinary shares used in computing basic income per share	357,427,106	343,694,559	339,255,345	339,255,345
Weighted average number of ordinary shares used in computing diluted income per share	359,607,726	345,928,965	341,395,417	341,395,417

Share-based compensation expenses included are as follows：
Cost of revenues	65	65	65	9
Research and product development	65	65	65	9
Sales and marketing	32	32	32	4
General and administrative	1,246	1,244	1,247	175
Total	1,408	1,406	1,409	197

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended September 30, 2025
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Non-GAAP Result
Income from operations	13,839	1,409	591	15,839

Net income	19,368	1,409	591	21,368

Net income attributable to ordinary shareholders	19,751	1,409	591	21,751

	Quarter Ended June 30, 2025
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Non-GAAP Result
Income from operations	7,119	1,406	591	9,116

Net income	14,105	1,406	591	16,102

Net income attributable to ordinary shareholders	14,526	1,406	591	16,523

	Quarter Ended September 30, 2024
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Non-GAAP Result
Income from operations	29,167	1,408	764	31,339

Net income	43,866	1,408	764	46,038

Net income attributable to ordinary shareholders	44,448	1,408	764	46,620